July 7, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549

Re:	Iris International, Inc. Form 10-K for the Fiscal Year ended December 31, 2008 Filed March 6, 2009 File No. 001-11181

Ladies and Gentlemen:

On behalf of IRIS International, Inc. (the “Company”), in my capacity as Chief Financial Officer of the Company, I hereby provide the following acknowledgements in reply to the Staff’s comment letter, dated June 26, 2009.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope the above has been responsive to the Staff’s comments. If you have any questions or require any additional information or documents, please telephone me at (818) 709-1244.

Very truly yours, /s/ Peter Donato Peter Donato Chief Financial Officer

cc:   John McIlvery